UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
(Amendment No. 9)*
Under the Securities Exchange Act of 1934

AltiGen Communications, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

021489109

(CUSIP Number)

Eric D. Wanger
Wanger Investment Management, Inc.
401 North Michigan Avenue, Suite 1301
Chicago, Illinois 60611
(312) 245-8000

Brian B. Gilbert, Esq.
Gould & Ratner LLP
222 N.  LaSalle Street, Suite 800
Chicago, Illinois 60601
(312) 236-3003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.  [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  021489109	13D	Page 3 of 9
1.  Names of Reporting Persons.
Wanger Investment Management, Inc.
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b) X
3.  SEC Use Only:
4.  Source of Funds (See Instructions): AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
6.  Citizenship or Place of Organization: Illinois
7.  Sole Voting Power: 0
8.  Shared Voting Power: 781,095
9.  Sole Dispositive Power: 0
10.  Shared Dispositive Power: 781,095
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
781,095
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.  Percent of Class Represented by Amount in Row (11):  4.735%
14.  Type of Reporting Person (See Instructions): IA CO

CUSIP No.  021489109	13D	Page 4 of 9
1.  Names of Reporting Persons.
Wanger Long Term Opportunity Fund II, LP
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X
3.  SEC Use Only
4.  Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
6.  Citizenship or Place of Organization: Delaware
7.  Sole Voting Power: 0
8.  Shared Voting Power: 781,095
9.  Sole Dispositive Power: 0
10.  Shared Dispositive Power: 781,095
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
781,095
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.  Percent of Class Represented by Amount in Row (11): 4.735%
14.  Type of Reporting Person (See Instructions): OO PN

CUSIP No.  021489109	13D	Page 5 of 9
1.  Names of Reporting Persons.
WLTOF GP LLC
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b) X
3.  SEC Use Only:
4.  Source of Funds (See Instructions): AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
6.  Citizenship or Place of Organization: Delaware
7.  Sole Voting Power: 0
8.  Shared Voting Power: 781,095
9.  Sole Dispositive Power: 0
10.  Shared Dispositive Power: 781,095
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
781,095
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.  Percent of Class Represented by Amount in Row (11):  4.735%
14.  Type of Reporting Person (See Instructions): HC

CUSIP No.  021489109	13D	Page 6 of 9
1.  Names of Reporting Person.
ERIC D. WANGER
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b) X
3.  SEC Use Only:
4.  Source of Funds (See Instructions): PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
6.  Citizenship or Place of Organization: USA
7.  Sole Voting Power: 0
8.  Shared Voting Power: 781,095
9.  Sole Dispositive Power: 0
10.  Shared Dispositive Power: 781,095
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
781,095
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.  Percent of Class Represented by Amount in Row (11):  4.735%
14.  Type of Reporting Person (See Instructions): IN

CUSIP No.  021489109	13D	Page 7 of 9
This Amendment No. 9 to Schedule 13D amends and supplements the
Schedule 13D filed by the Reporting Persons with respect to the Common Stock, par value $0.001 (the "Common Stock"), of AltiGen
Communications, Inc. (the "Issuer"). Except as set forth below, all previous Items remain unchanged. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission.
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
Item 5 is hereby amended and restated in its entirety as follows:
(a)	To the knowledge of the Reporting Persons, there were 16,494,758 shares of Common Stock outstanding as of December 9, 2010, based on the Issuer's Annual Report on Form 10-K for the period ending September 30, 2010. The Reporting Persons beneficially own 781,095 shares of
Common Stock. Based upon the foregoing, the 781,095 shares reported herein as beneficially owned by the Reporting Persons constitute 4.735%
of the outstanding shares of Common Stock.  Such shares consist of
781,095 shares of Common Stock held of record by WLTOF.
(b)	WLTOF has shared voting and dispositive power with respect to, and is the record owner of, 781,095 shares of Common Stock and accordingly is deemed to be the beneficial owner of such Common Stock for purposes of Section 13(d) of the Act.
WIM is a registered investment advisor and manages investment portfolios for clients, including WLTOF. In this capacity, WIM has shared voting and dispositive power over the Common Stock held by WLTOF and, accordingly, is deemed to be the beneficial owner of such Common Stock for purposes of Section 13(d) of the Act. Except for such deemed beneficial ownership, WIM does not own any Common Stock or other equity securities of the Issuer. WIM disclaims beneficial ownership of the shares of Common Stock reported hereunder.
GP is the general partner of WLTOF. In that capacity, GP has shared voting and dispositive power over the Common Stock held by WLTOF and, accordingly, is deemed to be the beneficial owner of 781,095 shares of Common Stock beneficially owned by WLTOF, for purposes of Section
13(d) of the Act. Except for such deemed beneficial ownership, GP does not own any Common Stock or other equity securities of the Issuer. GP disclaims beneficial ownership of the shares of Common Stock reported hereunder, except to the extent of its beneficial interest in WLTOF. Wanger is the President of WIM and the managing member of GP. In those capacities, Wanger has shared voting and dispositive power over the Common Stock held by WLTOF and, accordingly, is deemed to be the beneficial owner of the 781,095 shares of Common Stock beneficially owned by WLTOF, for purposes of Section 13(d) of the Act. Wanger disclaims beneficial ownership of the shares of Common Stock reported hereunder, except to the extent of his beneficial ownership of WLTOF.

CUSIP No.  021489109	13D	Page 8 of 9
Except as set forth below, as of the date hereof, none of the Reporting
Persons beneficially own any shares of Common Stock other than the shares beneficially owned by the Reporting Persons and reported herein.
(c)	The following transactions in shares of Common Stock which are deemed to be beneficially owned by the Reporting Persons occurred since
February 4, 2011 in the public market:
	(i) 	February 4, 2011		Sold 9,800 shares at $1.005 per share
	(ii)	February 9, 2011		Sold 9,900 shares at $1.05 per share
	(iii)	February 10, 2011		Sold 2,200 shares at $1.05 per share
	(iv)	February 11, 2011		Sold 5,500 shares at $1.05 per share
	(v)	February 14, 2011		Sold 17,200 shares at $1.15 per share
	(vi)	February 15, 2011		Sold 41,413 shares at $1.1786 per share
(d)	No persons other than the Reporting Persons have the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting
Persons.  Each of the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of such Common Stock only to the extent of its beneficial interest in such shares of Common Stock.
(e)	The Reporting Persons ceased to be the beneficial owner of more than five percent of the securities on February 15, 2011.
ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
See Exhibit Index appearing below, which is incorporated herein by reference.

CUSIP No.  021489109	13D	Page 9 of 9
After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:	February 15, 2011.
WANGER INVESTMENT MANAGEMENT, INC.

By:  _/s/ Eric D. Wanger______________________
        Eric D. Wanger, President

WANGER LONG TERM OPPORTUNITY FUND II, LP
By: 	WLTOF GP LLC, its General Partner

By: _/s/ Eric D. Wanger_____________________
	       Eric D. Wanger, Managing Member


WLTOF GP LLC

By:	_/s/ Eric D. Wanger_________________________
	Eric D. Wanger, Managing Member


__/s/_Eric D. Wanger_____________________________
Eric D. Wanger
EXHIBIT INDEX
1. Joint Filing Agreement dated as of February 15, 2011 by and among the Reporting Persons.

EXHIBIT 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(f) under the Securities Exchange
Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on
Schedule 13D and all amendments thereto with respect to AltiGen
Communications, Inc. common stock, par value $0.001 per share, beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.
Date:	February 15, 2011
WANGER INVESTMENT MANAGEMENT, INC.

By:  _/s/ Eric D. Wanger______________________
        Eric D. Wanger, President

WANGER LONG TERM OPPORTUNITY FUND II, LP
By: 	WLTOF GP LLC, its General Partner

By: _/s/ Eric D. Wanger_____________________
	       Eric D. Wanger, Managing Member


WLTOF GP LLC

By:	_/s/ Eric D. Wanger_________________________
	Eric D. Wanger, Managing Member


__/s/_Eric D. Wanger_____________________________
Eric D. Wanger